[Letterhead of I.D. Systems, Inc.]

June 17, 2009

VIA EDGAR AND FACSIMILE

Celeste M. Murphy, Esq., Legal Branch Chief
Jessica Plowgian, Esq., Attorney-Adviser
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C.  20549

Re:	I.D. Systems, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 16, 2009 And Documents Incorporated by Reference File No. 001-15087

Dear Ms. Murphy and Ms. Plowgian:

On behalf of I.D. Systems, Inc. (the “Company”), I am writing in response to your letter dated June 3, 2009 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 16, 2009, and Definitive Proxy Statement on Schedule 14A incorporated by reference therein (the “Proxy Statement”), as filed with the Commission on April 30, 2009.  For your convenience, your comments are restated in full in boldface type below, and the Company’s response follows each of the comments.

Definitive Proxy Statement filed April 30, 2009

Executive Compensation, page 17

Compensation Discussion and Analysis, page 17

1.
We note the statement on page 18 that the Compensation Committee took into account each executive’s “individual performance and other information [they] deem relevant” in determining the appropriate level for each compensation component.  In future filings please disclose the relevant performance and “other information” considered by the Compensation Committee and analyze how their consideration of these factors resulted in each component of compensation awarded to each of your named executive officers.  See Item 402(b)(2)(vii) of Regulation S-K.  For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 17, 2009

In its future filings with the Commission, the Company will provide the disclosure required under Item 402(b)(2)(vii) of Regulation S-K, including the relevant performance and other information considered by the Compensation Committee in connection with the determination of compensation of each named executive officer, and will provide analysis as to how the Compensation Committee’s consideration of these factors resulted in each component of compensation awarded to each named executive officer.

Elements of Executive Compensation, page 18

2.
It appears from your disclosure on page 19 that the Compensation Committee used survey data for benchmarking purposes.  If so, you must identify the component companies of the surveys.  In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies.  For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

In its future filings with the Commission, the Company will provide the disclosure required under Item 402(b)(2)(xiv) of Regulation S-K, including the identities of the companies that comprise the benchmark group, for so long as the Company continues to benchmark compensation.

Grants of Plan-Based Awards, page 24

3.
We note your disclosure in the Grants of Plan-Based Awards table that the annual cash incentive bonus awards were based on the achievement of quarterly and annual revenue goals in 2008.  We also note your disclosure in the Summary Compensation Table and the Grants of Plan-Based Awards table that the issuance of shares of common stock underlying restricted stock units issued under the 1999 Stock Option Plan was subject to the achievement of revenue and gross margin goals in 2006, 2007 and 2008.

•
In future filings please disclose the performance targets required for each named executive officer to receive the threshold, target and maximum cash bonus award.  See Item 402(b)(2)(v), (vi) and (vii) of Regulation S-K; and

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 17, 2009

•
In future filings please disclose the revenue and gross margin targets required for each named executive officer to receive the threshold, target and maximum number of shares under the 1999 Stock Option Plan.  See Item 402(e)(1)(iii) of Regulation S-K.

If you believe that such disclosure is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K or Instruction 2 to Item 402(e)(1) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.  If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goals.  Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.  For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations.

The Company believes that disclosure of information regarding the specific performance goals, including revenue and gross margin targets, as applicable, underlying cash and stock bonuses paid or payable to its named executive officers upon the attainment of such goals would result in competitive harm to the Company, and thus has omitted such information from the Proxy Statement based upon Instruction 4 to Item 402(b) of Regulation S-K and Instruction 2 to Item 402(e)(1) of Regulation S-K.  Each of these Instructions provides in pertinent part that a registrant is not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee, or any other factors or criteria involving confidential commercial or financial information, where disclosure would result in competitive harm to the registrant.  As described in the Form 10-K, the market for the Company’s products is rapidly evolving and highly competitive, and the Company expects that competition will continue to increase within its target markets.  The Company competes with entities that vary in size from smaller, “start-up” companies to larger, well-capitalized companies, and its larger competitors often have a longer operating history and significantly greater financial, technical and operational resources than the Company.  The performance goals established by the compensation committee are based on the Company’s internal financial and operating goals and projections, which are derived from confidential operating budgets and plans of the Company that are not released to the public.  The Company could be harmed if its competitors became aware of the performance goals it has established for its executives and the Company, in that the disclosure of these targets could provide competitors with insight as to the views of the Company’s board of directors and compensation committee with respect to the markets in which the Company conducts its business generally, as well as the specific projected financial performance and operating plans of the Company.  This confidential information could be used by competitors to the Company’s detriment and result in financial harm to the Company.

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 17, 2009

In addition, the Company believes that disclosure of these performance targets could be harmful to its relations with current and prospective personnel.  The publication of specific performance targets underlying compensation paid or payable to the Company’s executive officers could impede the Company’s ability to attract and retain employees that are critical to its business.  The Company faces intense competition for qualified individuals, and competitors could utilize this information to try and solicit the Company’s executives to terminate their employment with the Company and take a position with them.  As noted in the Form 10-K, the Company currently does not have employment agreements with any of its executive officers, and many of the Company’s competitors have greater resources to hire qualified personnel.  Public disclosure of the specific performance goals applicable to the Company’s executives also could potentially alienate other employees of the Company, prompting them to seek employment with a competitor of the Company.  Accordingly, disclosure of the performance targets in question could be materially harmful to the Company and hamper its ability to attract or retain qualified personnel.

Finally, as discussed above, the performance goals established by the compensation committee are based on the Company’s internal financial and operating goals and projections derived from confidential operating budgets and plans, and this information is not made publicly available.  Thus, disclosure of these performance targets could be construed by the market as projections of the Company’s future performance and could be confusing or misleading to investors.  The Company does not want the disclosure of performance goals based on financial information or other data relating to the Company’s performance to be misconstrued by its investors, regulators or the general public as constituting disclosure of forward-looking information or projections on the part of the Company of its future performance.

Thus, for the reasons described above, the Company believes that it has a legitimate basis under the referenced Instructions in Item 402 of Regulation S-K for concluding that it need not disclose information regarding the specific performance goals underlying cash and stock bonuses paid or payable to its named executive officers upon the attainment of such goals.  However, pursuant to the Staff’s request, and in the interest of enhancing the Company’s disclosure, the Company will endeavor to describe in its future filings with the Commission the anticipated level of ease or difficulty in connection with attaining the performance goals applicable to each named executive officer, without disclosing the specific goals.

*           *           *

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 17, 2009

In connection with responding to your comments set forth in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (201) 996-9000 (ext. 7733) should you wish to further discuss your comments or any of the Company’s responses thereto.

Very truly yours,

/s/ Ned Mavrommatis

Ned Mavrommatis
Chief Financial Officer

cc:	VIA ELECTRONIC MAIL Steven E. Siesser, Esq. Lowenstein Sandler PC 1251 Avenue of the Americas New York, New York 10020 ssiesser@lowenstein.com